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NOV 28 2008

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SECU 08033173 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARRIS CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 JEROME AVENUE, SUITE 5
(No. and Street)

BLOOMFIELD (City) CT (State) 06002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN C. HARRIS 860-522-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DENNIS GLYNN + COMPANY CPA'S
(Name – *if individual, state last, first, middle name*)

17 SHUNPIKE ROAD (Address) CROMWELL (City) CT (State) 06416 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN C HARRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRIS CAPITAL CORP., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

B C Harris
Signature

PRESIDENT
Title

Agnes A McGhie
Notary Public

AGNES McGHIE
NOTARY PUBLIC
My Commission Exp...

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGNES McGHIE
NOTARY PUBLIC
My Commission Expires Aug. 31, 2012

HARRIS CAPITAL CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

SEPTEMBER 30, 2008

HARRIS CAPITAL CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
SEPTEMBER 30, 2008
INDEX

	PAGE
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition - September 30, 2008	2
Statement of Operations and Retained Earnings for the year ended September 30, 2008	3
Statement of Cash Flows for the year ended September 30, 2008	4
Notes to Financial Statements	5-7
Independent Auditors' Report on Supplementary Information Required by SEC Rule 17a-5	8
Supplementary Financial Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation of Basic Net Capital Requirements and Aggregate Indebtedness	10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11-12

DENNIS GLYNN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT 06416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Harris Capital Corp.:

We have audited the accompanying statement of financial condition of Harris Capital Corp. as of September 30, 2008, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Capital Corp. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Dennis Glynn + Co.
Certified Public Accountants

November 25, 2008

HARRIS CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 1,143
Executed Commissions Receivable	2,393
Investments	22,167
Total Current Assets	25,703
Fixed Assets:	
Equipment	7,840
Accumulated Depreciation	(7,840)
Fixed Assets, net	---------
Total Assets	$ 25,703

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Due to an Affiliated Company	$ 3,857
Accrued Expenses	3,553
Total Liabilities	7,410
Stockholders' Equity:	
Common Stock, no par value, 100 shares issued and outstanding, 4,000 shares authorized	1,000
Preferred Stock, no par value, 500 shares issued and outstanding, 1,000 shares authorized	50,000
Additional paid-in capital	12,700
Retained Earnings	(45,407)
Total Stockholders' Equity	18,293
Total Liabilities and Stockholders' Equity	$ 25,703

The accompanying notes are an integral part of the financial statements.

HARRIS CAPITAL CORP.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenues:	
Commissions Income	$ 29,467
Investment Income, net	(7,555)
Net revenues	21,912
Operating Expenses:	
Research and Management Fees	14,887
Clearing Charges	10,371
Occupancy and Office Expenses	8,600
Professional Fees	10,780
Quote Services	1,204
Other	2,032
	47,874
Operating Income (Loss)	(25,962)
Interest Income	5
Income (Loss) Before Income Taxes	(25,957)
Income Tax Provision, net	250
Net Income (Loss)	(26,207)
Retained Earnings - Beginning of Fiscal Year	(19,200)
Retained Earnings - End of Fiscal Year	$ (45,407)

The accompanying notes are an integral part of the financial statements.

HARRIS CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash Flows from Operating Activities:	
Net Income (Loss)	$(26,207)
Adjustments to reconcile net income to net cash flows from operating activities:	
Net Loss on Investments	7,555
Sales of Investments	5,500
Depreciation expense	843
Changes in Assets and Liabilities:	
(Increase) Decrease in executed commissions receivable	9,321
(Decrease) Increase in Due to an Affiliated Company	153
(Decrease) Increase in Accrued Expenses	1,557
Net cash flows from operating activities	(1,278)
Cash Flows from investing activities	0
Cash Flows from financing activities	0
(Decrease) Increase in Cash and cash equivalents	(1,278)
Cash and cash equivalents at beginning of year	2,421
Cash and cash equivalents at end of year	$ 1,143
Supplemental Disclosure:	
Cash paid for income taxes	$ 250

The accompanying notes are an integral part of the financial statements.

HARRIS CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

----

1. Basis of Presentation and Net Capital Requirements:

Harris Capital Corp.' s (the Company) primary business activity is as a fully disclosed broker-dealer using exchange members to affect sales on the exchange in its behalf. The Company is subject to the net capital rules of the Securities and Exchange Commission which prohibits it from engaging in securities transactions if its net capital does not exceed $5,000, or its ratio of aggregate indebtedness to net capital is greater than 15 to 1.

2. Summary of Significant Accounting Policies:

Revenue Recognition

The Company recognizes commission income and related expenses from customers' securities and commodities transactions on a trade date basis.

Cash and Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2008, cash equivalents consisted of a money market account.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Investments

Investments are stated at fair market value. Accordingly, unrealized holding gains and losses are included in earnings. Cost is determined using average cost in computing realized gains or losses.

----

3. Related Party Transactions:

The Company has an informal agreement with an Affiliated Company that has common ownership and management whereby that Company provides management functions to the Company for approximately 75% of net commission and trading income. The Company incurred $14,887 of expenses to the Affiliated Company for these services in fiscal 2008. In addition, the Affiliated Company provided use of its facilities and certain administrative services to the Company under an informal agreement at a cost of $8,600 for the year ended September 30, 2008. The Company owed $3,857 for management fees to the Affiliated Company as of September 30, 2008.

4. Income Taxes:

The provision for Federal and State income taxes for the year ended September 30, 2008, is as follows:

Federal	$	0
State		250
	$	250

The State income tax provision represents the minimum annual income tax.

The Company has available net operating loss carryforwards of approximately $75,000 to offset State income taxes on future taxable income. If not utilized sooner, the State net operating loss carryforwards will expire on September 30, 2013.

The Company has net operating loss carryforwards of approximately $85,000 available to offset Federal income tax on future taxable income. If not utilized sooner, the loss carryforwards will expire as follows: $15,000 on September 30, 2021, $30,000 on September 30, 2024, $10,000 on September 30, 2025, $10,000 on September 30, 2026 and $20,000 on September 30, 2028.

The Company is a member of a controlled group having common ownership with one "sister" corporation. Thus, the Company is entitled to only 50% of the surtax exemption.

----

5. Capital Stock:

The authorized Capital Stock of the Company consists of Common Stock and Series A Preferred Stock. The Preferred Stock shareholders are entitled to receive non-cumulative dividends up to $7 per share per year, at the discretion of the Company' s Board of Directors. In preference to shares of Common Stock, the Preferred Stock shareholders are entitled to receive up to $100 per share in the event of voluntary or involuntary liquidation. All general voting power is vested in the holders of Common Stock. No dividends were declared during the year ended September 30, 2008.

6. Investments and Investment Income:

Investment income includes dividends and capital gain distributions of $1,465, net realized losses of $315 and net unrealized losses of $8,705 for the year ended September 30, 2008. Investments as of September 30, 2008 consisted of mutual funds with a fair market value of $12,996 and a cost of $13,167, and a publicly traded stock valued at $9,171 that cost $3,300.

DENNIS GLYNN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT 06416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of Harris Capital Corp.:

We have audited the accompanying financial statements, as outlined in the accompanying index, of Harris Capital Corp. as of and for the year ended September 30, 2008, and have issued our report thereon dated November 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis Glynn & Co.
Certified Public Accountants

November 25, 2008

HARRIS CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

SCHEDULE I

NET CAPITAL:

Total stockholders' equity	$ 18,293
Deduct stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	18,293
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable over 30 days	129
Net capital before haircuts on securities positions	18,164
Haircuts on securities	2,545
Net capital	$ 15,619

There were no material differences between the computation of net capital under Rule 15c3-1 included above and the computation included in the Company' s corresponding unaudited report as of September 30, 2008.

HARRIS CAPITAL CORP.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS
AS OF SEPTEMBER 30, 2008

SCHEDULE II

Aggregate Indebtedness:	
Due to an Affiliated Company	$ 3,857
Accrued Expenses	3,553
Total	$ 7,410
Minimum Capital Required (The greater of 12.5% of Aggregate Indebtedness or $5,000)	$ 5,000
Net Capital Per Schedule I	$ 15,619
Excess Net Capital	$ 10,619
Ratio of Aggregate Indebtedness to Net Capital	0.47 to 1

There were no material differences between the amounts presented above and the amounts as reported in the Company' s corresponding unaudited report as of September 30, 2008.

DENNIS GLYNN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT 06416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of Harris Capital Corp.:

In planning and performing our audit of the financial statements of Harris Capital Corp., as of and for the year ended September 30, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements taken as a whole and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harris Capital Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission' s above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management' s authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DENNIS GLYNN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
17 SHUNPIKE ROAD
CROMWELL, CONNECTICUT 06416
TELEPHONE (860) 635-1040
FACSIMILE (860) 635-6601

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 (Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' s practices and procedures were adequate at September 30, 2008 to meet the Commission' s objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dennis Glynn + Co.
Certified Public Accountants

November 25, 2008

END